UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):
October 16, 2003

ROTO-ROOTER, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-8351	31-0791746
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2600 Chemed Center, 255 East 5th Street, Cincinnati, OH 45202
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code:
(513) 762-6900

Item 7.   Financial Statements, Pro Forma Financial
           Information and Exhibits

           a)   Financial Statements of Businesses Acquired
                 Not Applicable
           b)   Pro Forma Financial Information
                 Not Applicable
           c)   Exhibits
                 (99.1) Registrant's press release dated
                 October 16, 2003.

Item 12.   Results of Operations and Financial Condition

       Roto-Rooter, Inc. reported its results of operations for the
third quarter of 2003 on October 16.

                              SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act
of 1934, the Registrant has caused this report to be signed on
its behalf by the undersigned hereunto duly authorized.

                              ROTO-ROOTER, INC.

Dated: October 21, 2003   By: /s/ Arthur V. Tucker, Jr.
                                        Arthur V. Tucker, Jr.
                                        Vice President and Controller

CONTACT: Timothy S. O'Toole
(513) 762-6702

FOR IMMEDIATE RELEASE

Roto-Rooter Inc. Reports Third-Quarter Earnings of $.32 per Share

CINCINNATI, October 16, 2003--Roto-Rooter Inc. (NYSE:RRR) (OTCBB:CHEQP) today reported net income of $.32 per share for the third quarter, ended September 30, 2003, as compared with net income of $.72 per share in the 2002 third quarter. Net income in the year-ago third quarter included $.40 per share from discontinued operations.

Service revenues and sales from continuing operations for the 2003 third quarter were $75.2 million as compared with $75.3 million in the 2002 third quarter. Revenues of Roto-Rooter's Plumbing and Drain Service segment grew 5.2% to $63.3 million as compared with $60.2 million in the same prior-year quarter.

For the third quarter, Roto-Rooter's net cash provided by operating activities--that is, cash provided by operations before capital expenditures and other investing and financing activities--totaled $5.5 million in 2003 versus $10.7 million in 2002 which included $2.2 million from discontinued operations.

Year to date, for the nine months ended September 30, 2003, Roto-Rooter's net income was $.86 per share as compared with $1.66 per share in the same prior-year period. Net income for year-to-date 2003 included capital gains on

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the sales of investments of $.34 per share and severance charges of $.24 per share. Net income for the comparable 2002 period included income from discontinued operations of $.60 per share and capital gains on the sales of investments of $.08 per share.

Service revenues and sales from continuing operations for year-to-date 2003 totaled $230.1 million versus $235.3 million in 2002. Net cash provided by operating activities for the first nine months of 2003 amounted to $17.0 million versus $29.2 million for the comparable 2002 period which included $5.3 million from discontinued operations.

Commenting on the company's operations, Roto-Rooter President and Chief Executive Officer Kevin J. McNamara said, "We're encouraged by the 5% growth in revenues at the Plumbing and Drain Service segment in the 2003 third quarter versus the 2002 third quarter. In addition, within that segment, revenues from Roto-Rooter's franchising activities and product and equipment sales increased by 14% to $2.0 million in the 2003 third quarter. Also, in early October, Roto-Rooter completed the acquisition of the New Orleans franchise, which serves areas with a population of 1.1 million.

"Net income from the Plumbing and Drain Service segment totaled $1.9 million in the 2003 third quarter, 19% below the year-ago third quarter's net income of $2.4 million. Insurance and legal costs, along with investments in marketing and

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training, continue to negatively impact margins.

"Service America, our appliance and heating/air-conditioning repair segment, recorded net income of $51,000 in the 2003 third quarter compared with $166,000 in the 2002 third quarter. Revenues at Service America totaled $11.8 million, 22% below the year-ago third quarter. Nonetheless, through the nine months ended September 30, 2003, Service America has generated $2.9 million in net cash flow for the company."

Commenting on the company's financial activities, Mr. McNamara said, "Corporate Investing and Financing activities generated $1.3 million of income in the 2003 third quarter as compared with $642,000 in the prior-year third quarter. Of this $1.3 million, the redemption of our Vitas Healthcare Corporation preferred stock generated an aftertax capital gain of $1.2 million in August. The subsequent loss of Vitas' dividend payment accounted for a $301,000 decline in dividend income for the third quarter of 2003. Interest income also declined substantially when compared with the 2002 third quarter during which the company received an aftertax interest refund of $530,000 related to a tax refund on our 1997 sale of The Omnia Group."

Continuing, Mr. McNamara said, "Importantly, in October, Roto-Rooter exercised a portion of its Vitas warrants, acquiring 4,158,000 shares of Vitas common stock at a cost of $18 million. Roto-Rooter's holdings in Vitas represent approximately 37% of Vitas' outstanding common stock. On this basis, Roto-Rooter anticipates recording equity earnings from Vitas beginning in the 2003 fourth quarter. On a full-year basis, we expect the equity income from the Vitas earnings to exceed the dividend income Roto-Rooter historically recorded from the Vitas preferred stock.

"Roto-Rooter continues to hold a warrant for an additional 1,636,000 shares of Vitas common stock at a total price of $9 million. Assuming Roto-Rooter would exercise this remaining warrant, our total investment in the common shares of Vitas would represent approximately 45% of Vitas' outstanding shares."

Concluding, Mr. McNamara said, "Vitas Healthcare is the leading provider of hospice services in the United States with revenues exceeding $359 million for its most recently completed fiscal year, ended September 30, 2002. Roto-Rooter has held its investment in Vitas since 1991 and expects that Vitas will provide substantial future growth."

Reflecting its confidence in Roto-Rooter's solid financial position and future earnings potential, in August, the Board of Directors declared a quarterly dividend of $.12 per share, which was paid in September. This represented Roto-Rooter's 129th consecutive quarterly dividend.

Roto-Rooter Inc. (www.RotoRooter.com), headquartered in Cincinnati, is a New York Stock Exchange-listed corporation operating in the residential and commercial repair-and-maintenance-service industry through two wholly owned subsidiaries. Roto-Rooter is North America's largest provider of plumbing and drain

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cleaning services. Service America Network Inc. provides major-appliance and heating/air-conditioning repair, maintenance, and replacement services.

Statements in this press release or in other Roto-Rooter communications may relate to future events or Roto-Rooter's future performance. Such statements are forward-looking statements and are based on present information Roto-Rooter has related to its existing business circumstances. Investors are cautioned that such forward-looking statements are subject to inherent risk that actual results may differ materially from such forward-looking statements. Further, investors are cautioned that Roto-Rooter does not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations.

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ROTO-ROOTER, INC.
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)(unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2003		2002		**2003**		2002	
Continuing Operations								
Service revenues and sales	**$ 75,172**		$ 75,322		**$ 230,088**		$ 235,257	
Cost of services provided and goods sold	**44,215**		44,314		**135,978**		139,446	
General and administrative expenses	**14,138**		11,537		**45,194**	(c)	36,699	
Selling and marketing expenses	**11,003**		10,304		**33,420**		33,085	
Depreciation	**2,983**		3,424		**9,025**		10,402	
Total costs and expenses	**72,339**		69,579		**223,617**		219,632	
Income from operations	**2,833**		5,743		**6,471**		15,625	
Interest expense	**(487)**		(709)		**(1,625)**		(2,245)	
Distributions on preferred securities	**(268)**		(268)		**(804)**		(809)	
Other income--net	**3,048**	(a)	268	(b)	**9,765**	(d)	3,810	(e)
Income before income taxes	**5,126**	(a)	5,034	(b)	**13,807**	(c,d)	16,381	(e)
Income taxes	**(1,910)**		(1,856)		**(5,246)**		(5,953)	
Income from continuing operations	**3,216**	(a)	3,178	(b)	**8,561**	(c,d)	10,428	(e)
Discontinued Operations	**-**		3,929		**-**		5,920	
Net Income	**$ 3,216**	(a)	$ 7,107	(b)	**$ 8,561**	(c,d) $	16,348	(e)
Earnings Per Share								
Income from continuing operations	**$ 0.32**	(a)	$ 0.32	(b)	**$ 0.86**	(c,d) $	1.06	(e)
Net income	**$ 0.32**	(a)	$ 0.72	(b)	**$ 0.86**	(c,d) $	1.66	(e)
Average number of shares outstanding	**9,941**		9,861		**9,913**		9,854	
Diluted Earnings Per Share								
Income from continuing operations	**$ 0.32**	(a)	$ 0.32	(b)	**$ 0.86**	(c,d) $	1.06	(e)
Net income	**$ 0.32**	(a)	$ 0.72	(b)	**$ 0.86**	(c,d) $	1.65	(e)
Average number of shares outstanding	**9,988**		9,867		**9,940**		9,882	

(a) Amounts for the third quarter of 2003 include a pretax gain of $1,846,000 ($1,200,000 aftertax or $.12 per share) from the redemption of the Company's investment in Vitas Healthcare Corporation ("Vitas") preferred stock and pretax dividend income from Vitas preferred stock of $371,000 ($328,000 aftertax or $.03 per share).

(b) Amounts for the third quarter of 2002 include pretax interest income of $816,000 ($530,000 aftertax or $.05 per share) from interest on a federal income tax refund relating to operations discontinued in 1997 and pretax dividend income from Vitas preferred stock of $712,000 ($629,000 aftertax or $.06 per share).

(c) Amounts for the first nine months of 2003 include a pretax charge of $3,627,000 ($2,358,000 aftertax or $.24 per share) from severance charges incurred in the first quarter of 2003.

(d) Amounts for the first nine months of 2003 include aggregate pretax gains of $5,390,000 ($3,351,000 aftertax or $.34 per share) from the redemption of Vitas preferred stock and the sales of investments and pretax dividend income from Vitas preferred stock of $1,794,000 ($1,585,000 aftertax or $.16 per share).

(e) Amounts for the first nine months of 2002 include a pretax gain of $1,141,000 ($775,000 aftertax or $.08 per share) from the sales of investments, pretax dividend income from Vitas preferred stock of $2,135,000 ($1,886,000 aftertax or $.19 per share) and pretax interest income of $816,000 ($530,000 aftertax or $.05 per share) from interest on a federal income tax refund relating to operations discontinued in 1997.

ROTO-ROOTER, INC.
CONSOLIDATED BALANCE SHEET
(in thousands, except per share data)(unaudited)

	September 30,	
	2003	2002*
Assets		
Current assets		
Cash and cash equivalents	$ **72,607**	$ 15,603
Accounts receivable less allowances	**13,310**	13,453
Inventories	**8,548**	10,111
Statutory deposits	**9,852**	12,304
Current deferred income taxes	**7,204**	8,442
Current assets of discontinued operations	**-**	36,555
Prepaid expenses and other current assets	**14,225**	8,256
Total current assets	**125,746**	104,724
Investments of deferred compensation plans held in trust	**16,832**	14,746
Other investments	**5,546**	36,768
Note receivable	**12,500**	-
Properties and equipment, at cost less accumulated depreciation	**47,456**	49,309
Identifiable intangible assets less accumulated amortization	**2,450**	3,042
Goodwill less accumulated amortization	**113,437**	131,144
Noncurrent assets of discontinued operations	**-**	43,485
Other assets	**16,908**	13,399
Total Assets	$ **340,875**	$ 396,617
Liabilities		
Current liabilities		
Accounts payable	$ **5,033**	$ 6,464
Current portion of long-term debt	**463**	366
Income taxes	**7,294**	7,465
Deferred contract revenue	**16,053**	20,390
Accrued insurance	**16,844**	17,293
Current liabilities of discontinued operations	**-**	11,071
Other current liabilities	**20,347**	20,677
Total current liabilities	**66,034**	83,726
Long-term debt	**25,635**	50,728
Mandatorily redeemable convertible preferred securities		
of the Chemed Capital Trust	**14,146**	14,186
Deferred compensation liabilities	**16,824**	14,721
Noncurrent liabilities of discontinued operations	**-**	2,339
Other liabilities	**10,105**	9,620
Total Liabilities	**132,744**	175,320
Stockholders' Equity		
Capital stock	**13,452**	13,461
Paid-in capital	**169,406**	168,359
Retained earnings	**137,790**	152,265
Treasury stock, at cost	**(110,492)**	(112,562)
Unearned compensation	**(3,389)**	(5,087)
Deferred compensation payable in Company stock	**2,294**	2,266
Notes receivable for shares sold	**(930)**	(946)
Accumulated other comprehensive income	**-**	3,541
Total Stockholders' Equity	**208,131**	221,297
Total Liabilities and Stockholders' Equity	$ **340,875**	$ 396,617
Book Value Per Share	$ **21.07**	$ 22.59

*Reclassified to conform to 2003 presentation